

July 29, 2014

Via E-mail
Robert J. Waters
Chief Financial Officer
Enerplus Corporation
The Dome Tower, 3000
333 – 7th Avenue S.W.
Calgary, Alberta, Canada T2P 21

Re: **Enerplus Corporation**
        Form 40-F for Fiscal Year Ended December 31, 2013
        Filed February 21, 2014
        File No. 001-15150

Dear Mr. Waters:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2013

Exhibit 99.1 – Annual Information Form

Appendix E - Supplemental Information About Oil and Gas Producing Activities, page E-1

General

1.   Please include the supplemental oil and gas producing activity disclosures with your complete sets of annual financial statements as required by FASB ASC 932-235-50-2.

A. Proved Oil and Natural Gas Reserve Quantities, page E-1

2.   Please expand your presentation to disclose the net quantities of proved undeveloped reserves in accordance with FASB ASC 932-235-50-4. In addition, please provide a column for the total quantities of proved reserves for all products, as shown in FASB ASC 932-235-55-2.

3.   Please expand your disclosure of the net quantities and changes in your proved reserves for the periods ending December 31, 2011, 2012 and 2013 to provide a narrative explanation in each instance that the change in reserves for an individual line item represents a significant change in reserves, other than production. Refer to FASB ASC 932-235-50-5.

B. Capitalized Costs Related to Oil and Gas Producing Activities, page E-3

4.   Please separately disclose the capitalized costs of unproved properties or otherwise advise why such disclosure is not necessary. Refer to FASB ASC 932-235-50-14.

C. Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities, page E-3

5.   We note your disclosure under this heading includes a separate line item for "Asset retirement costs." Please revise your presentation to reflect the disclosure specifically required by FASB ASC 932-235-50-18 and reflected in Example 3 in 932-235-55-4.

E. Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserve Quantities, page E-5

6.   Disclosure in your filing indicates that the quantity of proved undeveloped reserves increased during the fiscal year ended December 31, 2013, especially as it relates to your gas reserves in the United States. In light of this change, please explain the decrease in future development costs used to calculate the standardized measure of discounted future cash flows as of December 31, 2013 compared to December 31, 2012. Refer to FASB ASC 932-235-50-31.

Exhibit 99.2 – Consolidated Financial Statements

Consolidated Balance Sheets, page 34

7.   Please expand your presentation to state separately on the face of the balance sheet the aggregate of the capitalized costs of unproved properties and major development projects that are excluded from the capitalized costs being amortized. In addition, revise to provide the footnote disclosure regarding unproved properties and major development projects required by Rule 4-10(c)(7)(ii) of Regulation S-X.

Notes to Consolidated Financial Statements, page 38

Note 2) Significant Accounting Policies, page 38

e) Goodwill, page 39

8.   Please expand your disclosure to address the requirements of FASB ASC 350-20-50 or otherwise advise why such disclosure is not necessary.

4) Property, Plant and Equipment, page 42

9.   Please revise to disclose the total amount of amortization expense per equivalent physical unit for each of your cost centers. Refer to Rule 4-10(c)(7)(i) of Regulation S-X.

Exhibit 99.3 – Management's Discussion and Analysis

Three Year Summary of Key Measures, Page 20

10.   It does not appear that your presentation of the non-GAAP measure "Funds Flow" on a per share basis is appropriate. Specifically, cash flow per share data should not be presented in connection with reporting financial results pursuant to FRC 202.04. Please revise or tell us why your current presentation is appropriate.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551- 3699, with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director